Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

PURSUANT TO NATIONAL INSTRUMENT 51-102
OF THE CANADIAN SECURITIES ADMINISTRATORS

TO:	ONTARIO SECURITIES COMMISSION
BRITISH COLUMBIA SECURITIES COMMISSION ALBERTA SECURITIES COMMISSION
THE MANITOBA SECURITIES COMMISSION
FINANCIAL AND CONSUMER SERVICES COMMISSION (NEW BRUNSWICK) NOVA SCOTIA SECURITIES COMMISSION
OFFICE OF THE SUPERINTENDENT OF SECURITIES, SERVICE NEWFOUNDLAND & LABRADOR
THE OFFICE OF THE SUPERINTENDENT SECURITIES (PRINCE EDWARD ISLAND)
FINANCIAL AND CONSUMER AFFAIRS AUTHORITY OF SASKATCHEWAN AUTORITÉ DES MARCHÉS FINANCIERS
REGISTRAR OF SECURITIES, GOVERNMENT OF YUKON TERRITORY SECURITIES REGISTRY, GOVERNMENT OF
THE NORTHWEST TERRITORIES
REGISTRAR OF SECURITIES, NUNAVUT

AND TO:	RSM CANADA LLP

AND TO:	ERNST & YOUNG LLP

We hereby provide notice pursuant to Section 4.11 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) in respect of the resignation of RSM Canada LLP as the auditor of Mind Medicine (MindMed) Inc. (the “Company”) and the appointment of Ernst & Young LLP as auditor of the Company.

We confirm that:

1.	On December 1, 2021 (the “Effective Date”), RSM Canada LLP (the “Former Auditor”) resigned as auditor of the Company at the request of the Company.

2.	The Company’s audit committee and board of directors considered and approved the resignation of the Former Auditor as auditor of the Company and the appointment of Ernst & Young LLP (the “Successor Auditor”) as successor auditor effective as of the Effective Date.

3.	There were no reservations in the Former Auditor’s reports on the Company’s annual consolidated financial statements for the period commencing at the beginning of the Company’s two most recently completed financial years and ending on the Effective Date.

4.	In the opinion of the Company, there have been no “reportable events” (as such term is defined in NI 51-102) involving the Company and the Former Auditor.

DATED as of this 6th day of December, 2021.

MIND MEDICINE (MINDMED) INC.

/s/ David Guebert
Name: David Guebert
Title: Chief Financial Officer